EMAIL:  SFELDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2234

December 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Legacy Housing Corporation
Registration Statement on Form S-1 for Registration of 575,000

Shares of Common Stock

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation, a Delaware corporation (the “Company”), we hereby submit through EDGAR for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 462(b) under the Securities Act of 1933, as amended, one complete copy of the captioned Registration Statement on Form S-1 for the registration of 575,000 shares of common stock, par value $0.001 per share, of the Company, including one complete copy of the exhibits listed as filed therewith (the “Abbreviated Registration Statement”).

The Abbreviated Registration Statement relates to the same class of securities registered pursuant to the Company’s Registration Statement on Form S-1 (File No. 228288) declared effective at 4:30 p.m. on December 13, 2018, by the Commission.  The Company understands that the Abbreviated Registration Statement will become effective upon filing.

The Company certifies that it has instructed its bank to transmit a wire transfer in the amount of $     in payment of the applicable registration fee by no later than the close of business on December 17, 2018.  The Company further certifies that it will not revoke such instruction and that it has sufficient funds to pay such fee.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Abbreviated Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2234) or Neal J. Suit, the Company’s Executive Vice President and General Counsel (tel.: (817) 799-4906).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:                                Mr. Neal J. Suit